May 21, 2026

Akshay Naheta
Chief Executive Officer and Director
Bakkt, Inc.
3280 Peachtree Road
Suites 07-128, 07-130 & 07-132
Atlanta, Georgia 30305

        Re: Bakkt, Inc.
            Registration Statement on Form S-3
            Filed May 13, 2026
            File No. 333-295817
Dear Akshay Naheta:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Komul Chaudhry at 202-551-4746 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets